Exhibit 99.1
Announcement on Disposal of Treasury Shares

On April 26, 2024, the board of directors of Shinhan Financial Group resolved to dispose the treasury shares. The details are as follows:

1. Class and Number of Shares to be disposed	Common shares	6,353
	Preferred shares	-
2. Disposal price of shares(KRW)	Common shares	43,500
	Preferred shares	-
3. Estimated disposal amount(KRW)	Common shares	276,355,500
Preferred shares
4. Scheduled disposal period	From	April 27, 2024
	To	May 26, 2024
5. Purpose of disposal		Disposal of treasure shares (fractional shares) previously acquired in a comprehensive stock exchange process, etc.
6. Brokerage company appointed for the disposal	Shinhan Securities, Co.Ltd
8. Date of resolution by the board of directors	April 26, 2024

9. Other considerations:

•

The above “1. Class and Number of Shares to be disposed” is the total number of treasury shares held as of April 25, 2024. The treasury shares are fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc.) pursuant to Article 341-2(Acquisition of treasury stocks for a specific purpose) of the Korean Commercial Act.

•

The above “3.Estimated disposal amount(KRW) – Common shares” and “2. Disposal price of shares(KRW)” are calculated using the closing share price of common shares of SFG on April 25, 2024 (one day prior to this announcement). The actual Disposal price of shares and Disposal amount is subject to change depending on share price fluctuation.